February 8, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward M. Kelly, Esq.

Re:	Alcoa Corporation
Registration Statement on Form S-1 (File No. 333-215606)

Dear Mr. Kelly:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at noon (Eastern Time) on February 10, 2017 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Alcoa Corporation (the “Company”) acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

[Reminder of page intentionally left blank]

Mr. Edward M. Kelly

Securities and Exchange Commission, p. 2

Please contact Sung K. Kang of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2680 or via email at skang@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours, Alcoa Corporation

By:	/s/ Jeffrey D. Heeter
Name:	Jeffrey D. Heeter
Title:	Executive Vice President, General Counsel and Secretary

cc:	Sung K. Kang, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Marissa Earnest, Esq.
Alcoa Corporation